MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

December 7, 2012

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 34 to Registration Statement on Form N-1A for MFS Variable Insurance Trust III (formerly, Sun Capital Advisers Trust) (the "Trust") on behalf of MFS Blended Research Small Cap Equity Portfolio, MFS Conservative Allocation Portfolio, MFS Global Real Estate Portfolio, MFS Growth Allocation Portfolio, MFS Inflation-Adjusted Bond Portfolio, MFS Limited Maturity Portfolio, MFS Mid Cap Value Portfolio, MFS Moderate Allocation Portfolio, and MFS New Discovery Value Portfolio (File Nos. 333-59093 and 811-08879)

Ladies and Gentlemen:

On behalf of  the Trust, this letter sets forth our responses to your comments on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA"), filed with the Securities and Exchange Commission (the "SEC") on September 27, 2012.  The PEA was filed for the purpose of reflecting the anticipated changes in the investment adviser for each fund from Sun Capital Advisers LLC to Massachusetts Financial Services Company, as well as related changes to the Trust's Board of Trustees, and investment strategies, policies and restrictions, some of which changes were approved by the Trust's shareholders on November 26, 2012.  This PEA also reflects proposed changes to the funds' officers and service providers.

Unless specified otherwise, a comment and response applies to all funds.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statement and PEA.

Response:	As requested, in connection with the filing of the above-referenced Registration Statement and PEA, we acknowledge the following:

Securities and Exchange Commission
December 7, 2012

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	The PEA was filed without information that we believe should be included in a filing pursuant to Rule 485(a) (e.g., performance and expense information).

Response:	We are not aware of any legal requirement to include such information in a filing under Rule 485(a), but we will keep in mind your request to do so for the future.

Prospectus Comments

3.	Comment:	Pursuant to Instruction 3(d)(ii)(B) of Item 3 of Form N-1A, please move the second sentence in the introduction to the Expense Summary Table to a footnote below the Expense Summary Table.

Response:
We are aware that Instruction 3(d)(ii)(B) of Item 3 of Form N-1A states to disclose in a footnote that "Other Expenses" have been adjusted to reflect current fee arrangements.  We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format.  We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table.  Therefore, we respectfully decline to relocate this disclosure.

4.	Comment:
In the introduction to the Fees and Expenses Table and in the Taxes section of the summary section of the prospectus, where referencing "the investment vehicle through which an investment in the fund is made" or "other eligible investors," please substitute "variable annuity or qualified retirement plan."

Securities and Exchange Commission
December 7, 2012

Response:
In order to simplify the disclosure regarding who may purchase shares of the fund throughout the prospectus, we will delete the many references to pension and retirement plans throughout the prospectus as the funds are sold primarily to insurance company separate accounts.  In the Description of Share Classes section, we will continue to disclose that the funds may be offered to other eligible investors.   For example, we will amend the disclosure in the introduction to the Fees and Expenses Table section of the summary prospectus as follows:

"Fees and Expenses
This table describes the fees and expenses that you may pay when you hold shares of the fund. Expenses have been adjusted to reflect current fee arrangements and the management fee set forth in the fund's Investment Advisory Agreement with MFS. If the fees and expenses imposed by the ~~investment vehicle through which an investment in the fund is made~~ insurance company that issued your variable contract were included, your expenses would be higher."

5.	Comment:
Please confirm that the fee table will be completed in each fund's prospectus and that any fee waiver or expense limitation described in the fee table will impact the fund's expenses shown in the table and will be in effect for at least one year, and that the fee table will state the period through which it is expected to continue and under what circumstances the waiver or limitation may be terminated.

Response:	Confirmed.

6.	Comment:
For MFS Blended Research Small Cap Equity Portfolio, MFS Global Real Estate Portfolio, MFS Inflation-Adjusted Bond Portfolio, and MFS Mid Cap Value Portfolio, within the Principal Investment Strategies section, please clarify that "net assets" for purposes of the 80% name test includes borrowing for investment purposes as required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act).

Response:
To the extent the funds borrow for investment purposes, the borrowing would be included in the fund's net assets for purposes of the fund's 80% investment policy as required by Rule 35d-1.  However, because borrowings for investment purposes are not a principal strategy for the funds, we do not believe it is necessary to include the technical definition of net assets in the prospectus disclosure for the funds.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

Securities and Exchange Commission
December 7, 2012

7.	Comment:
In the introduction to the Principal Risks section of the summary section of the prospectus, please delete the following sentence if the insurance products that offer the funds are not sold through depository institutions:  "An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency."

Response:	Insurance products that offer the funds may be sold through depository institutions; therefore, we respectfully decline to amend this disclosure.

8.	Comment:
In the Performance Information section just before the Bar Chart, please shorten the description of the changes to the fund as of December 8, 2012, to only discuss the investment adviser and investment objective changes.

Response:
We will revise each fund's disclosure to shorten the description to one sentence.  However we believe it is important to include a reference to a former subadviser because the former subadviser actually selected investments for the fund and to include a reference to different investment strategies.  As an example, we will amend the disclosure for MFS Mid Cap Value Portfolio as follows:

"Performance prior to December 8, 2012, reflects time periods when Sun Capital Advisers LLC ("Sun Capital") served as the fund's adviser and a subadviser was responsible for selecting investments for the fund~~.  Prior to December 8, 2012, the fund had a~~ under a different investment objective and ~~employed a "passive" management approach, attempting to invest in a portfolio of assets whose performance was expected to match approximately the performance of the Russell 2000 Index~~ different investment strategies. The fund’s past performance does not necessarily indicate how the fund will perform in the future. Updated performance is available at mfs.com or by calling 1-877-411-3325. If the fees and expenses imposed by the investment vehicle through which an investment in the fund is made were included, they would reduce the returns shown."

We will make comparable changes to all the funds in the PEA except MFS Global Real Estate Portfolio.

9.	Comment:
Pursuant to General Instruction C(3)(d)(i)(C) for Form N-1A, the Purchase and Sale of Fund Shares section of the summary is not required for funds that are used as investment options for variable contracts.  If you choose to include this section, please disclose how an investor can get the information required to be disclosed by Item 6.

Response:	The following change will be made:

Securities and Exchange Commission
December 7, 2012

"Purchase and Sale of Fund Shares

You should consult with the insurance company that issued your variable contract, or other eligible investor, through which your investment in the fund is made for minimum investment requirements and redemption procedures. ~~Shares of the fund are offered to insurance company separate accounts, qualified pension and retirement plans, and other eligible investors.~~"

10.	Comment:
Pursuant to Item 8 of Form N-1A, please add disclosure regarding potential conflicts of interest at the broker/dealer level to the Payments to Financial Intermediaries section in the summary portion of the prospectus.

Response:
We believe the following disclosure satisfies the requirements of Item 8 of Form N-1A to disclose a broker/dealer's potential conflict in recommending the fund; therefore, we respectfully decline to amend this disclosure.

"The fund, MFS, and its affiliates may make payments to insurance companies, plan sponsors, other financial intermediaries, and all of their affiliates, for distribution and/or other services. These payments may create a conflict of interest for the insurance company, plan sponsor, or other financial intermediary to include the fund as an investment option in its product or to recommend the fund over another investment option [emphasis added]. Ask your financial intermediary, insurance company, or plan sponsor, or visit your financial intermediary's or insurance company's Web site, for more information."

11.	Comment:
Pursuant to Item 9 of Form N-1A, please provide more detailed information in the non-summary section of the prospectus to make the disclosure more distinct from the Item 4 disclosure included in the summary section, particularly with respect to  how the adviser makes purchase and sale decisions.

Response:
We believe that our disclosure describing how MFS makes its investment decisions satisfies the requirements of Item 9 of Form N-1A and is more detailed than the comparable disclosure included in the summary section of the prospectus as required by Item 4.  For example, the non-summary investment strategy section for the MFS Limited Maturity Portfolio includes the following security selection disclosure:

"MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers in light of issuers’ financial condition and market, economic, political, and regulatory conditions. Factors considered may include the instrument’s credit quality, collateral characteristics, and indenture provisions, and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the structure of the debt instrument and its features may also be considered. In structuring the fund, MFS may also consider top-down factors, including sector allocations, yield curve positioning, macroeconomic factors and risk management factors."

Securities and Exchange Commission
December 7, 2012

Whereas the summary investment strategy section includes the following security selection disclosure:

"MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers. Quantitative models that systematically evaluate instruments may also be considered. In structuring the fund, MFS may also consider top-down factors."

Therefore, we respectfully decline to amend this disclosure.

12.	Comment:
Add disclosure to the Principal Investment Strategies section of the non-summary section of the prospectus to explain how each strategy will be used to achieve the fund's objective, e.g., the manner in which each  type of investment or strategy will actually accomplish the fund's objective.

Response:
Item 9 of Form N-1A requires disclosure of how the fund intends to achieve its investment objectives by describing the fund’s principal investment strategies, including the particular type or types of securities in which the fund principally invests or will invest.  We do not believe that Item 9 requires a description of how each strategy individually will actually be used to achieve the fund's objective; therefore, we respectfully decline to amend this disclosure.

13.	Comment:
Please delete the following sentences from the Investment Adviser section:  "MFS is America's oldest mutual fund organization.  MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust."

Response:
We believe this disclosure responds to the requirements of Item 10(a)(1)(i) of Form N-1A to "Describe the investment adviser's experience as an investment adviser…"; therefore, we respectfully decline to delete this disclosure.

14.	Comment:
In the Disclosure of Portfolio Holdings section of the prospectus, please delete the following sentence or add disclosure in the investment strategies sections of the prospectus regarding short positions:  "Holdings also include short positions."

Securities and Exchange Commission
December 7, 2012

Response:
Even though short positions are not part of a fund's principal investment strategies, a fund could take a short position.  We included that sentence in the Portfolio Holdings section to clarify that short positions are considered holdings of a fund.  As a result, we respectfully decline to amend this disclosure.

15.	Comment:
With respect to the Portfolio Manager(s) chart in the statutory prospectus, please provide more detailed information about each portfolio manager, e.g., whether they have managed mutual funds or the type of assets they have managed.

Response:
We believe that our current disclosure satisfies the requirements of Item 10(a)(2) of Form N-1A to disclose a portfolio manager's business experience during the past five years; therefore, we respectfully decline to amend this disclosure.

16.	Comment:
Under Description of Share Classes, please narrow the definition of "eligible investors" to only include those permitted under your mixed and shared funding order. Please provide the Staff with the citation for MFS' mixed and shared funding exemptive order.  In addition, please explain who qualifies as an "eligible investor" and modify the disclosure to include the use of plain English terms.

Response:	The citation for MFS’ mixed and shared funding exemptive order is as follows: Order Granting Exemptions to MFS Variable Insurance Trust, Release No. IC-20498 (August 24, 1994) (the “Order”).

As explained in the first paragraph of the section entitled “Description of Share Classes,” eligible investors of the funds include separate accounts established by life insurance companies to support variable annuity and variable life insurance contracts, qualified pension and retirement plans and any other person or plan permitted to hold shares of the Trust pursuant to applicable regulations issued by the Department of the Treasury without impairing the ability of life insurance companies to satisfy the diversification requirements of Section 817(h) of the Internal Revenue Code (collectively, the “817(h) permitted investors”).

Please note that in our application, we requested exemptive relief (on behalf of separate accounts supporting variable life insurance contracts) from Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940 (the “Act”) and Rules 6e-2(b)(15) and 6e-3(T) under the Act (collectively, the “Affected Provisions”).  The Commission approved our request, and the Order provided, among other things, relief from the Affected Provisions in instances where shares of any investment company for which MFS serves as investment adviser are held by variable annuity and variable life insurance contracts and qualified pension and retirement plans.  Although the Order does not explicitly provide relief from the Affected Provisions if shares of the funds are held by other Section 817(h) permitted investors (e.g., the funds’ investment adviser for seed capital purposes, an insurance company general account for seed capital purposes, and funds-of-funds whose shares are held exclusively by Section 817(h) permitted investors), we believe that an explicit reference to other Section 817(h) permitted investors is not necessary.  Although in our application we requested relief from Sections 13(a), 15(a) and 15(b), we have not relied on the Order for relief from these provisions of the Act, nor do we believe that these provisions prohibit the sale of the funds to Section 817(h) permitted investors.  Likewise, we have not relied on the Order for relief from Section 9(a) of the Act or Rules 6e-2(b)(15) and 6e-3(T) under the Act.  We believe that the cost and burden for the funds and MFS to request an amendment to our Order to explicitly grant relief from the Affected Provisions if shares of the funds are held by other Section 817(h) permitted investors would not be justified in light of the lack of need for the relief being sought.  We note that the Investment Company Institute in a March 6, 2008 letter to the Staff described some of its concerns with respect to the mixed and shared funding regulatory regime and urged the Commission to explicitly state in an interpretive letter that exemptive relief is not required for a fund that serves as an investment vehicle for variable annuity and variable life insurance contracts to offer its shares to other Section 817(h) permitted investors.

Securities and Exchange Commission
December 7, 2012

In order to modify the disclosure to include the use of plain English terms, we will modify our disclosure as follows:

"The  fund offers Initial Class shares to separate accounts established by insurance companies to serve as investment vehicles for variable annuity and variable life insurance contracts~~, to qualified pension and retirement plans,~~ and to any other person ~~or plan~~ permitted to hold shares of the fund ~~pursuant to applicable Treasury Regulations~~ without ~~impairing~~ affecting the ability of insurance ~~companies~~ company separate accounts whose contracts are funded by the fund to satisfy the diversification requirements of Section 817(h) of the Internal Revenue Code (the "Code")."

17.	Comment:	In the How to Purchase, Redeem and Exchange Shares section of the prospectus, please clarify under what circumstances the fund would use a designee.

Response:
As stated in How to Purchase, Redeem and Exchange Shares section of the prospectus:  "Insurance companies, plan sponsors, and other eligible investors are the designees of the fund for receipt of purchase, exchange, and redemption orders from contract holders and plan beneficiaries."  To the extent a purchase, exchange, or redemption is made through one of these entities, that entity is the fund's designee for that transaction.

Securities and Exchange Commission
December 7, 2012

18.	Comment:
Please delete the word "generally" from the following sentence in the How to Purchase, Redeem and Exchange Shares section of the prospectus:  "…provided that the fund receives notice of the order generally by 11:00 a.m. Eastern time, on the next day on which the New York Stock Exchange (the "NYSE") is open for trading."

Response:
It is our standard practice that orders from insurance companies are due by 11:00 a.m. Eastern time; however, there are circumstances under which a company may not be able to meet that time frame and we may extend the deadline on a case by case basis.  Please note that the time a fund receives orders from an insurance company does not impact the NAV an investor receives, as that is determined by the time the investor's order is placed with the fund's designee, in this case the insurance company.  Therefore, we respectfully decline to amend this disclosure.

19.	Comment:
Please explain the following sentence that is included in the Additional Information on Fees and Expenses and Performance section of the prospectus:  "From time to time, the fund may receive proceeds from litigation settlements, without which performance would be lower."

Response:
A fund may receive proceeds from a litigation settlement resulting from a company in which the fund had invested (e.g., Enron).    These settlements are discreet events that improve the fund's performance in a certain period of time, but are not the result of the investment performance of the fund's investments during that period.

20.	Comment:
With respect to MFS Blended Research Small Cap Equity Portfolio, emerging markets are mentioned in the description of foreign risk; therefore, please discuss emerging markets in the Principal Investment Strategies section or delete the reference to emerging markets in the foreign risk disclosure.

Response:	Investing in emerging market securities is not a Principal Investment Strategy of the fund, but it is an element of foreign risk; therefore, we respectfully decline to amend this disclosure.

21.	Comment:	With respect to MFS Blended Research Small Cap Equity Portfolio, please confirm the types of instruments that might pose counterparty and third party risk.

Securities and Exchange Commission
December 7, 2012

Response:	We have determined that counterparty and third party risk is not a Principal Risk of the fund; therefore, we have deleted this risk from the Principal Risk section.

22.	Comment:	With respect to MFS Blended Research Small Cap Equity Portfolio, please identify the types of investments that would pose liquidity risk.

Response:
We do not believe that it is appropriate to list the types of investments that may pose liquidity risk because any security type could be subject to liquidity risk depending on market conditions; therefore, we respectfully decline to amend this disclosure.

23.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, in the summary Principal Investment Strategies section, please clarify what strategy is used to decide the percentage of the fund's assets invested in the general asset classes.  In addition, please clarify what strategy is used to decide the actual selection of the underlying funds.

Response:	With respect to the factors used to determine the general asset classes, we will amend our disclosure in the summary Principal Investment Strategies section as follows:

"The first stage is a strategic asset allocation to determine the percentage of the fund's assets to be invested in the general asset classes of Bond Funds, International Stock Funds, and U.S. Stock Funds, as well as an allocation to underlying funds that have less traditional investment strategies that MFS believes provide diversification benefits when added to a portfolio consisting of stock and bond funds (referred to as Specialty Funds) based on the risk/return potential of the different asset classes and the risk profile of the fund."

With respect to the factors used to select the underlying funds, the summary Principal Investment Strategies section contains the following disclosure:

"[the underlying funds are chosen] based on underlying fund classifications, historical risk, performance, and other factors.  Within the stock fund allocations, MFS seeks to diversify globally (by including domestic and international underlying funds), in terms of market capitalization (by including large, mid, and small capitalization funds), and by style (by including both growth and value underlying funds).  Within the bond fund allocation, MFS includes underlying funds with varying degrees of interest rate and credit exposure."

We believe this disclosure appropriately describes how MFS selects the underlying funds; therefore, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
December 7, 2012

24.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, please explain why the Principal Risks section includes certain principal risks when the chart in the Principal Investment Strategies section lists very small percentages of the fund's assets invested in the asset class generally associated with that risk?  For example, why is foreign risk a principal risk of the MFS Conservative Allocation Portfolio when only a small percentage of that fund is invested in International Stock Funds?

Response:
A principal risk that is generally associated with one asset class may also be a principal risk for funds in different asset classes.  For example, foreign risk is a principal risk for certain underlying funds in the Bond Funds, Specialty Funds and U.S. Stock Funds asset classes in addition to the International Stock Funds asset class.

25.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, in the introduction to the Principal Risks section, please clarify that the funds' principal risks are based on the compounding effect of the risks of the underlying funds.

Response:	We will add the following disclosure to the Principal Risks section of the summary and non-summary sections of the prospectus:

Underlying Funds Risk: MFS' strategy of investing in underlying funds exposes the fund to the risks of the underlying funds. Each underlying fund pursues its own investment objective and strategies and may not achieve its objective.

We are not aware of any legal requirement to state upon what the principal risks are based (e.g., the compounding effect of underlying fund risks); rather, the requirement is to only disclose what the principal risks are.  Therefore, we respectfully decline to further modify the disclosure.

26.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, clarify why the order of risks in the Principal Risks sections is different between these three funds.

Response:
We are not aware of any requirement to put the risks in a specific order or to disclose why a certain order was used.  We generally put principal risks in perceived order of importance, which can vary by fund, but given how difficult it is to predict the future importance of each risk and how dependent the importance of each risk is on market conditions, we respectfully decline to amend this disclosure to describe any fixed rule or policy governing the order in which principal risks are placed.

Securities and Exchange Commission
December 7, 2012

27.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, in the Principal Investment Strategies section of the non-summary section of the prospectus, please discuss how the following is accomplished:  "The asset class allocations provide an initial layer of diversification for the fund."  In addition, please clarify what strategy is used to decide the actual selection of the underlying funds and the percentages in which the fund will invest in those underlying funds.

Response:	With respect to the factors used to determine the general asset classes, we will amend our disclosure in the non-summary section of the prospectus as follows:

"The first stage is a strategic asset allocation to determine the percentage of the fund's assets to be invested in the general asset classes of Bond Funds, International Stock Funds, and U.S. Stock Funds, as well as an allocation to underlying funds that have less traditional investment strategies that MFS believes provide diversification benefits when added to a portfolio consisting of stock and bond funds (referred to as Specialty Funds) based on the risk/return potential of the different asset classes and the risk profile of the fund."

With respect to the factors used to select the underlying funds, the Principal Investment Strategies section contains the following disclosure:

"[the underlying funds are chosen] based on underlying fund classifications, historical risk, performance, and other factors.  This selection provides a second layer of diversification within both stock and bond fund allocations.  Within the stock fund allocations, MFS seeks to diversify globally (by including domestic and international underlying funds), in terms of market capitalization (by including large, mid, and small capitalization funds), and by style (by including both growth and value underlying funds).  Within the bond fund allocation, MFS includes underlying funds with varying degrees of interest rate and credit exposure."

Therefore, we respectfully decline to amend the disclosure that describes the factors used to select underlying funds.

28.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, in the Principal Investment Strategies section of the non-summary section of the prospectus, add disclosure regarding the frequency of, or the triggers for, the systematic rebalancing of the fund's investments in the underlying funds.

Securities and Exchange Commission
December 7, 2012

Response:
We currently disclose that the adviser systematically rebalances each fund's investments in the underlying funds.  Daily cash flows are allocated to underlying funds with a goal of getting as close as possible to target weightings and a periodic rebalancing is done if daily cash flows are not sufficient to achieve the target weightings.  We do not believe that Item 9 of Form N-1A requires a detailed description of how often the fund's investments in the underlying funds are rebalanced and under what conditions.  Therefore, we respectfully decline to amend this disclosure.

29.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, in the Principal Investment Strategies section of the non-summary section of the prospectus, please disclose the percentage of assets held in cash and please explain how the adviser determines the percentage of total assets to hold in cash as stated in the following sentence:  "The target weightings do not reflect the fund's working cash balance; some portion of the fund's portfolio will be held in cash due to purchase and redemption activity and other short term cash needs."  In addition, please explain how the percentage maintained in cash is consistent with the Principal Investment Strategies section states that 100% of the fund's assets are allocated to the underlying funds.

Response:	The funds do not anticipate having a specific allocation to cash; therefore, we will delete the following sentence from the disclosure:

"The target weightings do not reflect the fund's working cash balance; some portion of the fund's portfolio will be held in cash due to purchase and redemption activity and other short term cash needs."

30.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, please add a risk to the Principal Risks section of the prospectus disclosing that investing in underlying funds may increase the fund's fees and decrease the fund's performance.

Response:
We don't believe the expenses of the underlying funds are a Principal Risk of investing in the fund.  All investments a fund makes, whether in other funds or operating companies, involve inherent operating expenses that decrease the fund's performance.  Please note that investors are informed in the Fees and Expenses Table of the expenses associated with investing in the underlying funds.  Therefore, we respectfully decline to include expenses of the underlying funds as a Principal Risk of the funds.

Securities and Exchange Commission
December 7, 2012

31.	Comment:
With respect to MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio and MFS Moderate Allocation Portfolio, in the Disclosure of Portfolio Holdings section of the prospectus, please clarify whether the portfolio holdings information for the fund will show the direct holdings of the fund or of the holdings of the underlying funds.

Response:
We believe our current disclosure already states that we show the holdings of the underlying funds with respect to top 10 holdings, top 10 equity holdings, and top 10 fixed income holdings, but we will clarify this disclosure as follows:

"Top 10 holdings, top 10 equity holdings, and top 10 fixed income holdings are aggregated holdings ~~within~~ of the underlying MFS funds."

32.	Comment:	With respect to MFS Growth Allocation Portfolio, please add value risk to the Principal Risks sections of the prospectus.

Response:
We will add value risk and growth risk to the Principal Risks sections of the prospectuses for MFS Growth Allocation Portfolio, MFS Conservative Allocation Portfolio and MFS Moderate Allocation Portfolio.

33.	Comment:
With respect to MFS Growth Allocation Portfolio, please delete municipal risk and real estate-related investment risk from the Principal Risks sections of the prospectus given that the fund invests a small percentage in underlying funds with names associated with these risks.

Response:
A specific risk may be a principal investment risk for underlying funds across asset classes and with different names.  We believe these risks may be a Principal Risk of the fund; therefore, we respectfully decline to amend this disclosure.

34.	Comment:	With respect to MFS Global Real Estate Portfolio, in the Principal Investment Strategies section of the prospectus, please affirmatively state that the fund is a diversified fund.

Response:
We are not aware of any requirement to affirmatively state in the Principal Investment Strategies section of a prospectus that a fund is diversified; therefore, we respectfully decline to amend this disclosure.

35.	Comment:
With respect to MFS Global Real Estate Portfolio, in the Principal Investment Strategies section of the summary section of the prospectus, please provide a definition of "small-to-medium" sized companies where the prospectus discloses that real-estate related investments tend to be small-to-medium sized.

Securities and Exchange Commission
December 7, 2012

Response:
We are not aware of any legal requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in securities of issuers in a certain capitalization range; therefore, we respectfully decline to amend this disclosure.  Please note that where a fund's name suggests a focus on investments in issuers in a certain capitalization range, a definition is included.

36.	Comment:
With respect to MFS Global Real Estate Portfolio, in the Principal Investment Strategies section of the summary section of the prospectus, please provide a definition of "a large percentage of the fund's assets" where you describe the fund's potential investments in a particular country, a small number of countries, or a particular region.

Response:
The use of the term "large" is meant to provide information about the consequences of the fund's global investing strategy, not to state a specific investment policy.  In these circumstances, we are not aware of any legal requirement to include the requested disclosure; therefore, we respectfully decline to amend this disclosure.

37.	Comment:
With respect to MFS Global Real Estate Portfolio, in the Principal Investment Strategies section of the summary section of the prospectus, please explain how the strategy of investing a large percentage of the fund's assets in a particular geographic region is compatible with the use of "global" in the fund's name.

Response:
We believe that the ability to invest a large percentage of the fund's assets in a particular geographic region is compatible with the use of "global" in the fund's name because the fund may focus on one geographic region and still invest significantly in other countries and/or regions around the world.

38.	Comment:
With respect to MFS Global Real Estate Portfolio, in the Principal Investment Strategies section of the summary section of the prospectus, please be more specific as to the following strategy:  "MFS selects investments by analyzing the fundamental and relative values of potential investments."

Response:
We believe the disclosure in the Principal Investment Strategies section of the summary section of the prospectus as stated above is an appropriate summary of the following disclosure which is included in the non-summary section of the Principal Investment Strategies section of the prospectus pursuant to  Item 9 of Form N-1A:

"MFS selects investments by analyzing the fundamental and relative values of potential investments. Factors considered in selecting investments for the fund may include the issuer’s management ability, cash flows, price/funds from operations ratio, dividend yield and payment history, price/net asset value ratio, market price, and the ability of an issuer to grow from operations, as well as current or anticipated economic or market conditions, interest rate changes, and regulatory developments."

Securities and Exchange Commission
December 7, 2012

Therefore, we respectfully decline to amend our disclosure.

39.	Comment:
With respect to MFS Global Real Estate Portfolio, in the Principal Risks section of the summary section of the prospectus, please separate out foreign and emerging markets risk into two different risks, one for foreign risk and one for emerging markets risk.

Response:
We believe the disclosure in the Principal Risks section of the summary section of the prospectus is an appropriate summary of the disclosure required by Item 9 of Form N-1A, and we do not believe separating these risks into separate paragraphs is either required by Form N-1A or would aid in shareholder understanding of the risks; therefore, we respectfully decline to amend this disclosure.

40.	Comment:	With respect to MFS Global Real Estate Portfolio, please confirm the types of instruments that might pose counterparty and third party risk.

Response:	We have determined that counterparty and third party risk is not a Principal Risk of the fund; therefore, we have deleted this risk from the Principal Risk section.

41.	Comment:	With respect to MFS Global Real Estate Portfolio, please add any specific mortgage-related risks in the Principal Risks sections of the prospectus, if appropriate.

Response:
We do not believe that mortgage risk is a principal risk of investing in the fund, but please note that under the following Real Estate-Related Investment Risk paragraph in the Principal Risks sections of the prospectus, we disclose mortgage-related risks to the extent they are relevant to investing in real estate-related investments:

"The risks of investing in real estate-related investments include certain risks associated with the direct ownership of real estate and the real estate industry in general. Real estate-related investments are affected by general, regional, and local economic conditions; fluctuations in interest rates; property tax rates; zoning laws, environmental regulations, and other governmental action; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; overbuilding; losses due to casualty or condemnation; changes in property values and rental rates; and other factors. Many real estate-related issuers, including REITS, utilize leverage (and some may be highly leveraged), which increases investment risk and could adversely affect the issuer’s operations and market value in periods of rising interest rates.

Securities and Exchange Commission
December 7, 2012

Equity REITs and similar entities formed under the laws of non-U.S. countries may be affected by changes in the value of the underlying property owned by the trusts. Mortgage REITs and similar entities formed under the laws of non-U.S. countries may be affected by default or payment problems relating to underlying mortgages, the quality of credit extended, interest rates and prepayments of the underlying mortgages [emphasis added]. REITs could be adversely affected by failure to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986, as amended, or to maintain their exemption from registration under the Investment Company Act of 1940, as amended, and similar risks may also apply to securities of entities similar to REITs formed under the laws of non-U.S. countries."

42.	Comment:
With respect to MFS Global Real Estate Portfolio, the non-summary Principal Risks section of the prospectus includes the following disclosure:  "Many real estate-related issuers, including REITS, utilize leverage (and some may be highly leveraged), which increases investment risk and could adversely affect the issuer's operations and market value in periods of rising interest rates." Given that leverage is mentioned in the non-summary Principal Risks section of the prospectus, should leverage be disclosed as a principal risk of the fund?

Response:
The fund itself does not use leverage as a principal investment strategy but invests in issuers that may be leveraged.  Many issuers of real estate-related investments are leveraged as a matter of corporate structure (like issuers in many other industries).  We believe the disclosure quoted above appropriately discloses the risks of investing in leveraged entities as part of the overall risk of investing in real estate-related investments.

43.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, please add high portfolio turnover risk to the Principal Risks sections of the prospectus because the fund had a portfolio turnover rate of over 100% during its most recently completed fiscal year.

Response:
The prospectus already includes the following paragraph regarding Active and Frequent Trading under the heading Other Investment Strategies and Risks at the end of Principal Risks section in the non-summary section of the prospectus:

"Active and Frequent Trading:  MFS may engage in active and frequent trading in pursuing the fund’s principal investment strategies. Frequent trading increases transaction costs, which may reduce the fund’s return."

Securities and Exchange Commission
December 7, 2012

44.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, in the Principal Investment Strategies section of the prospectus, please clarify and identify "other instruments with similar economic characteristics" to inflation-adjusted instruments in which the fund may invest.

Response:
We believe use of the term "other instruments with similar economic characteristic" is consistent with the adopting release for Rule 35d-1 (Investment Company Act Release No. IC-24828 (January 17, 2001)), which specifically states that a fund can include synthetic instruments in the 80% basket if it has economic characteristics similar to the securities included in that basket.  Our disclosure for the fund's 80% name test tracks the language in this Release and, therefore, we respectfully decline to amend the 80% name test disclosure.  However, we will amend the following disclosure in that section to specifically reference derivatives:

"MFS currently intends to focus the fund’s investments in inflation-adjusted debt instruments issued by the U.S. Treasury. MFS may also invest the fund’s assets in other inflation-adjusted debt instruments, other instruments with similar economic characteristics to these instruments including derivatives, and non-inflation-adjusted debt instruments."

Please note that in the following sentence that describes how MFS intends to use derivatives, we mention that we may use them as alternatives to direct investments.

"While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments" [emphasis added]."

45.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, in the Principal Risks section of the prospectus, please clarify whether foreign securities are included in the requirement to invest at least 80% of the fund's net assets in "inflation-adjusted debt instruments and other instruments with similar economic characteristics to these instruments."

Response:
Please note that the following description of inflation-adjusted debt instruments included in the Principal Investment Types section of the prospectus explicitly includes instruments issued by U.S. government agencies, instrumentalities and sponsored entities, corporations and foreign governments. We will clarify the reference to corporations to include both U.S. and foreign corporations as follows:

Securities and Exchange Commission
December 7, 2012

"Inflation-Adjusted Debt Instruments:  Inflation-adjusted debt instruments are debt instruments whose principal and/or interest are adjusted for inflation. Inflation-adjusted debt instruments issued by the U.S. Treasury pay a fixed rate of interest that is applied to an inflation-adjusted principal amount. The principal amount is adjusted based on changes in the Consumer Price Index. The principal due at maturity is typically equal to the inflation-adjusted principal amount, or to the instrument’s original par value, whichever is greater. Other types of inflation-adjusted debt instruments may use other methods of adjusting for inflation, and other measures of inflation. Other issuers of inflation-adjusted debt instruments include U.S. Government agencies, instrumentalities and sponsored entities, U.S. and foreign corporations, and foreign governments."

46.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, the Principal Investment Strategies section of the prospectus contains disclosure that "MFS primarily invests the fund's assets in investment grade debt instruments, but may also invest in less than investment grade quality debt instruments (lower quality debt instruments)."  The Principal Risks section of the prospectus contains disclosure that lower quality debt instruments "can already be in default."  If the fund has a Principal Investment Strategy of investing in bonds that are already in default, please so indicate in the Principal Investment Strategies section.

Response:	Investing in debt instruments that are already in default is not a Principal Investment Strategy of the fund; therefore, we respectfully decline to amend this disclosure.

47.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, the Principal Investment Strategies section of the prospectus contains disclosure that "MFS may invest a relatively large percentage of the fund's assets in a single issuer or a small number of issuers."  Please include a minimum or maximum percentage of assets that the fund intends to so invest.

Response:
The disclosure referenced above is meant to provide information about the consequences of the fund's classification as a non-diversified fund and related focus on inflation-protected debt instruments issued by the U.S. Treasury, not to state a specific investment policy.  In these circumstances, we are not aware of any legal requirement to include the requested disclosure; therefore, we respectfully decline to amend this disclosure.

48.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, the Principal Investment Strategies section of the prospectus contains disclosure that "MFS allocates the fund's assets across maturities and types of debt instruments based on its evaluation of macroeconomic factors, including interest rates, inflation rates, and monetary and fiscal policies."  Please insert "U.S. and foreign" before "monetary and fiscal policies."

Securities and Exchange Commission
December 7, 2012

Response:                      We will revise our disclosure as follows:

"MFS allocates the fund’s assets across maturities and types of debt instruments based on its evaluation of U.S. and foreign macroeconomic factors, including interest rates, inflation rates, and monetary and fiscal policies."

49.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, the Principal Investment Strategies section of the prospectus contains disclosure that combines risks for lower quality debt instruments with other credit risks under the heading, Credit Risk.  Please break-out lower quality debt instruments risk from credit risk.

Response:	We believe that it is appropriate to include lower quality bond risk under the heading Credit Risk; therefore, we respectfully decline to amend this disclosure.

50.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, the Principal Risks section of the prospectus contains disclosure regarding U.S. Government securities that are not supported as to the payment of principal or interest by the U.S. Treasury.  Please add corresponding investment strategy disclosure to the Principal Investment Strategies section of the prospectus.

Response:
Please note that the following description of inflation-adjusted debt instruments included in the Principal Investment Types section of the prospectus explicitly includes instruments issued by U.S. government agencies, instrumentalities and sponsored entities.  Therefore, we respectfully decline to revise our disclosure.

"Inflation-Adjusted Debt Instruments:  Inflation-adjusted debt instruments are debt instruments whose principal and/or interest are adjusted for inflation. Inflation-adjusted debt instruments issued by the U.S. Treasury pay a fixed rate of interest that is applied to an inflation-adjusted principal amount. The principal amount is adjusted based on changes in the Consumer Price Index. The principal due at maturity is typically equal to the inflation-adjusted principal amount, or to the instrument’s original par value, whichever is greater. Other types of inflation-adjusted debt instruments may use other methods of adjusting for inflation, and other measures of inflation. Other issuers of inflation-adjusted debt instruments include U.S. Government agencies, instrumentalities and sponsored entities, U.S. and foreign corporations, and foreign governments."

Securities and Exchange Commission
December 7, 2012

51.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, emerging markets are mentioned in the description of foreign risk; therefore, please discuss emerging markets in the Principal Investment Strategies section or delete reference to emerging markets in the foreign risk disclosure.

Response:	Investing in emerging market securities is not a Principal Investment Strategy of the fund, but it is an element of foreign risk; therefore, we respectfully decline to amend this disclosure.

52.	Comment:
With respect to MFS Inflation-Adjusted Bond Portfolio, the Principal Investment Strategies section includes disclosure regarding derivatives.  Please more closely track guidance contained in the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter").

Response:	We have reviewed the Derivatives Letter and believe that the fund's derivatives disclosure is consistent with applicable SEC requirements.

53.	Comment:
With respect to MFS Limited Maturity Portfolio, please confirm that the fund's actual investment objective includes the phrase "with an emphasis on current income, but also considering capital preservation" and it is not just explanatory language.  If the phrase is not included in the actual investment objective, please delete the phrase.

Response:	The fund's investment objective is as stated in the prospectus.

54.	Comment:
With respect to MFS Limited Maturity Portfolio, please add high portfolio turnover risk to the Principal Risks sections of the prospectus because the fund had a portfolio turnover rate of over 100% during its most recently completed fiscal year.  In addition, please explain how a portfolio turnover rate of over 100% is consistent with the fund's investment objective.

Response:
The prospectus includes the following paragraph regarding Active and Frequent Trading under the heading Other Investment Strategies and Risks at the end of Principal Risks section in the non-summary section of the prospectus:

"Active and Frequent Trading:  MFS may engage in active and frequent trading in pursuing the fund’s principal investment strategies. Frequent trading increases transaction costs, which may reduce the fund’s return."

Additionally, we do not believe that a high portfolio turnover rate would be inconsistent with the fund's investment objective of total return.

Securities and Exchange Commission
December 7, 2012

55.	Comment:
With respect to MFS Limited Maturity Portfolio, the Principal Investment Strategies section contains disclosure regarding asset-backed securities as follows:  "Debt instruments include corporate bonds, U.S. Government securities, asset-backed securities…"  Please add a corresponding "asset-backed securities" risk paragraph to the Principal Risks section.

Response:
Principal risks associated with asset-backed securities are already described under the various risks in the Principal Risks section of the prospectus.  We believe this approach of including the risks under general risk categories rather than making all risks security type specific is appropriate and permitted under Form N-1A; therefore, we respectfully decline to amend this disclosure.

For example, see the following disclosure in the credit risk and prepayment/extension risk paragraphs:

"Credit Risk: The price of a debt instrument depends, in part, on the issuer’s or borrower’s credit quality or ability to pay principal and interest when due. The price of a debt instrument is likely to fall if an issuer or borrower defaults on its obligation to pay principal or interest or if the instrument’s credit rating is downgraded by a credit rating agency. The price of a debt instrument can also decline in response to changes in the financial condition of the issuer or borrower, changes in specific market, economic, industry, political, regulatory, geopolitical, and other conditions that affect a particular type of instrument, issuer, or borrower, and changes in general market, economic, industry, political, regulatory, geopolitical, and other conditions. Certain events, such as natural disasters, terrorist attacks, war, and other geopolitical events can have a dramatic adverse effect on the price of a debt instrument. For certain types of instruments, including derivatives, the price of the instrument depends in part on the credit quality of the counterparty to the transaction. For other types of debt instruments, including asset-backed securities, the price of the debt instrument also depends on the credit quality and adequacy of the underlying assets or collateral as well as whether there is a security interest in the underlying assets or collateral. Enforcing rights, if any, against the underlying assets or collateral may be difficult [emphasis added]."

"Prepayment/Extension Risk:  Many types of debt instruments, including mortgage-backed securities, asset-backed securities, certain corporate bonds and certain derivatives, and municipal housing bonds, are subject to the risk of prepayment and/or extension [emphasis added]. Prepayment occurs when unscheduled payments of principal are made or the instrument is called or redeemed prior to an instrument’s maturity. When interest rates decline, the instrument is called, or for other reasons, these debt instruments may be repaid more quickly than expected. As a result, the holder of the debt instrument may not be able to reinvest the proceeds at the same interest rate or on the same terms, reducing the potential for gain. When interest rates increase or for other reasons, these debt instruments may be repaid more slowly than expected. As a result, the maturity of the debt instrument is extended, increasing the potential for loss. In addition, prepayment rates are difficult to predict and the potential impact of prepayment on the price of a debt instrument depends on the terms of the instrument. "

Securities and Exchange Commission
December 7, 2012

56.	Comment:
With respect to MFS Limited Maturity Portfolio, the Principal Investment Strategies section contains disclosure regarding derivatives.  Please add disclosure regarding the percentage of the fund's assets that may be invested in derivatives.

Response:	We are not aware of any requirement to include percentage limits for the investment types in which the fund invests; therefore, we respectfully decline to amend this disclosure.

57.	Comment:
With respect to MFS Limited Maturity Portfolio, the Principal Investment Strategies section contains the following disclosure:  "Factors considered may include the instrument's credit quality, collateral characteristics, and indenture provisions, and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations."  Please revise this disclosure to incorporate plain English principles, particularly for the phrases "collateral characteristics" and "indenture provisions."

Response:	We will amend this disclosure as follows:

"Factors considered may include the instrument’s credit quality and terms, any underlying assets and their credit quality~~, collateral characteristics, and indenture provisions~~, and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. "

58.	Comment:
With respect to MFS Mid Cap Value Portfolio and MFS New Discovery Value Portfolio, the Principal Investment Strategies section of the prospectus contains the following disclosure:  "MFS…normally invests the fund's assets primarily in equity securities."  Please include the percentage of assets referred to by "primarily."

Response:	We are not aware of any requirement to include percentage limits for the investment types in which the fund invests; therefore, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
December 7, 2012

59.	Comment:
With respect to MFS New Discovery Value Portfolio, in the Principal Investment Strategies section of the summary section of the prospectus, please provide a definition of "companies with small capitalizations."

Response:
We are not aware of any legal requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in securities of issuers in a certain capitalization range; therefore, we respectfully decline to amend this disclosure.  Please note that where a fund's name suggests a focus on investments in issuers in a certain capitalization range, a definition is included.

60.	Comment:
With respect to MFS Mid Cap Value Portfolio and MFS New Discovery Value Portfolio, the Principal Investment Strategies section of the prospectus contains disclosure regarding "securities convertible into stocks"; therefore, please add credit risk to the Principal Risks section of the prospectus, if appropriate.

Response:	We do not believe credit risk is a Principal Risk of the fund; therefore, we respectfully decline to amend this disclosure.

61.	Comment:
With respect to MFS Mid Cap Value Portfolio and MFS New Discovery Value Portfolio, the Principal Risks section of the prospectus contains disclosure regarding value company risk.  Please confirm that the risk disclosure addresses the following points:  1) the risk that value stocks are out of favor, and 2) the risk that the adviser picks the wrong value stocks.

Response:
We believe the following value company risk disclosure and stock market risk disclosure clearly describes the risks associated with the first type of risk and that the following investment selection risk disclosure clearly describes the second type of risk.

"Value Company Risk:  The stocks of value companies can continue to be undervalued for long periods of time and not realize their expected value and can be more volatile than the market in general."

"Stock Market Risk:  The price of an equity security fluctuates in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. Prices can decrease significantly in response to these conditions, and these conditions can affect a single issuer, issuers within a broad market sector, industry or geographic region, or the market in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on stock markets."

Securities and Exchange Commission
December 7, 2012

"Investment Selection Risk: MFS' investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests."

62:	Comment:	With respect to MFS Mid Cap Value Portfolio and MFS New Discovery Value Portfolio, please confirm the types of instruments that might pose counterparty and third party risk.

Response:	We have determined that Counterparty and Third Party Risk is not a principal risk of the fund; therefore, we have deleted this risk from the Principal Risk section.

63.	Comment:	With respect to MFS Mid Cap Value Portfolio and MFS New Discovery Value Portfolio, please identify the types of investments that would pose liquidity risk.

Response:
We do not believe that it is appropriate to list the types of investments that may pose liquidity risk because any security type could be subject to liquidity risk depending on market conditions; therefore, we respectfully decline to amend this disclosure.

Statement of Additional Information ("SAI") Comments

64.	Comment:	The cover page of the SAI references "other eligible investors." Please simplify the disclosure and explain who qualifies as an "eligible investor."

Response:
In order to simplify the disclosure regarding who may purchase shares of the funds, we will delete the reference to "qualified retirement and pension plans" as the funds are sold primarily to insurance company separate accounts:

"Shares of the Funds may be offered to separate accounts of certain insurance companies ("Participating Insurance Companies") ~~and to qualified retirement and pensions plans ("Plans")~~ that fund variable annuity and variable life insurance contracts and to other eligible investors."

Each fund's prospectus includes the following disclosure:

Securities and Exchange Commission
December 7, 2012

"The fund offers [[Initial/Service]] class shares to separate accounts established by life insurance companies to serve as investment vehicles for variable annuity and variable life insurance contracts and to any other person or plan permitted to hold shares of the fund without affecting the ability of insurance company separate accounts whose contracts are funded by the fund to satisfy the diversification requirements of Section 817(h) of the Internal Revenue Code (the "Code")."

We do not believe that it is necessary to restate this information in the SAI; therefore, we respectfully decline to further modify the disclosure.

65.	Comment:
Item 16(e) of Form N-1A requires disclosure explaining any significant variation in the fund's portfolio turnover rates over the past two most recently completed years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13 of Form N-1A.  Please include such disclosure where applicable.

Response:	We will include the following disclosure in the SAI:

"As a result of MFS' assuming responsibility as each fund's investment adviser after the close of business on December 7, 2012, each fund's portfolio turnover rate my vary significantly for fiscal year 2012 compared to fiscal year 2011."

66.	Comment:
The Investment Advisory Agreement section of the SAI contains the following disclosure:  "Expenses of the Trust which are not attributable to a specific series are allocated between the series in a manner believed by management of the Trust to be fair and equitable."  Please provide an example of an expense that would not be allocated on a pro rata basis and clarify what would be "equitable."

Response:
There are circumstances when expenses are allocated not based on assets  in each fund, but based solely on the number of funds (e.g., the cost of a service that each fund uses equally regardless of its size).  We are not aware of any requirement to include the requested amount of detail about how expenses are allocated in the SAI; therefore, we respectfully decline to amend this disclosure.

67.	Comment:
The disclosure in the Portfolio Transactions and Brokerage Commissions section of the SAI permits certain proprietary accounts of the Adviser and its subsidiaries to participate on an equal basis in simultaneous purchases with the funds in certain circumstances.  Please explain why allowing these proprietary accounts established for the purpose of establishing a performance record to enable MFS or the proprietary accounts to offer the account's investment style to unaffiliated third parties or the proprietary account being offered to the general public to participate in simultaneous purchases with the funds is consistent with the fair and equitable allocation of investments.

Securities and Exchange Commission
December 7, 2012

Response:
Pursuant to allocation procedures approved by the Board of Trustees of the MFS funds, proprietary accounts are generally not allowed to participate in simultaneous purchases on an equal basis with the funds. The exceptions to this general policy are described in the allocation procedures approved by the Board of Trustees, the Portfolio Transactions and Brokerage Commissions section of the SAI, and the Form ADV, Part 2A for MFS. The Board of Trustees has approved the allocation procedures based on the belief that the allocation policy is consistent with legal requirements and fair and equitable to all funds. (See e.g., SMC Capital, Inc. SEC Staff No Action Letter (pub. avail. Sept. 5, 1995) which states that accounts, including those with proprietary money, are allowed to participate in aggregated orders so long as no account will be favored over any other account and each account which participates in an aggregated order will participate at the average share price with all transaction costs shared on a pro rata basis.) Allowing MFS to develop performance records for new strategies is beneficial to all MFS funds, and, by limiting the size of MFS' investment to $25 million, minimizes the magnitude of the potential conflict of interest. In addition, allowing MFS portfolios that make their interests available for purchase by third parties to purchase securities on the same terms as MFS client accounts is beneficial to potential investors because they will be able to benefit from such purchases upon investing in the relevant portfolio(s). We acknowledge that there still exist potential conflicts of interest, which is why we disclose the details of the allocation policy with respect to proprietary funds in the SAI and MFS' Form ADV.

68.	Comment:
The Public Disclosure of Portfolio Holdings section of the SAI contains the following disclosure:  "Once posted, the above information will generally remain available on the Web site until at least the date on which the Fund files a Form N-CSR or Form N-Q for the period that includes the date as of which the Web site information is current."  Please either delete the word "generally" in this sentence or explain its use.

Response:
It is our standard practice to keep the information available on the Web as described in the quoted disclosure; however, there are circumstances under which the information may not be available for the entire period (e.g., a delay in the ability to transmit the Form N-CSR or Form N-Q to the SEC).  Therefore, we believe "generally" is used appropriately and we respectfully decline to amend this disclosure.

69.	Comment:
The Disclosure of Non-Public Portfolio Holdings section of the SAI contains the following disclosure:  "In addition, the third party receiving the non-public portfolio holdings may…be required to agree in writing to keep the information confidential and/or agree not to trade directly or indirectly based on the information."  Please clarify in the disclosure and explain in your response letter the "and/or" in this sentence and similar sentences in this section.  When would confidentiality or non-trade obligations not apply?

Securities and Exchange Commission
December 7, 2012

Response:
Not all recipients of non-public portfolio holdings are required to agree in writing to keep confidential or not trade (e.g., recipients who already have an independent duty to keep confidential or not to trade such as fund counsel).  Item 16(f)(1)(ii) of Form N-1A requires that any restrictions or conditions placed on the use of portfolio holdings be described.  We believe that our disclosure accurately describes the conditions and restrictions placed on the use of portfolio holdings information as required by the Portfolio Holdings Policy approved by the funds' Board of Trustees.  We are not aware of any requirement to specify which condition or requirement is placed on each user either in the disclosure or in the Portfolio Holdings Policy approved by the funds' Board of Trustees; therefore, we respectfully decline to amend this disclosure.

70.	Comment:
The Disclosure of Non-Public Portfolio Holdings section of the SAI contains the following disclosure:  "Such agreements may not be required in circumstances such as where portfolio securities are disclosed to broker/dealers to obtain bids/prices or in interviews with the media."  Please explain why confidentiality or non-trade obligations would not apply in these circumstances.

Response:
Although the noted situations arguably are not subject to a fund's portfolio holdings policy, nevertheless, we have disclosed that in such situations we do not require confidentiality or non-trade agreements so that if they were to be considered disclosure of portfolio holdings, we would have satisfied our disclosure obligations under Item 16(f) of Form N-1A.

71.	Comment:
The Disclosure of Non-Public Portfolio Holdings section of the SAI contains the following disclosure:  "The restrictions and obligations described in this paragraph do not apply to non-public holdings provided to MFS or its affiliates."  Please explain why confidentiality or non-trade obligations would not apply in these circumstances.

Response:
All MFS employees are subject to a Code of Business Conduct which requires them to keep confidential any non-portfolio holdings information and to not trade on such information; therefore, there is no need for them to sign an additional confidentiality or no trade agreement.

72.	Comment:
The Determination of Net Asset Value section of the SAI contains the following disclosure:  "…changes in portfolio holdings and number of shares outstanding are generally reflected in a Fund's net asset value the next business day after such change."  Please either delete the word "generally" in this sentence or explain its use.

Securities and Exchange Commission
December 7, 2012

Response:
It is our standard practice to reflect changes in portfolio holdings and number of shares outstanding in a fund's net asset value the next business day after such change pursuant to Rule 2a-4 of the Investment Company Act of 1940.  Rule 2a-4 requires the NAV calculation to be in substantial conformance with the requirements, but exceptions are possible (e.g., error corrections, the expiration of certain options and rights).  We believe our disclosure clearly describes our standard practice; therefore, we respectfully decline to amend this disclosure.

73.	Comment:
The Determination of Net Asset Value section of the SAI contains the following disclosure:  "Open-end investment companies are generally valued at their net asset value per share."  Please either delete the word "generally" in this sentence or explain its use.

Response:
The fund's Valuation Policy approved by the Board of Trustees of the funds requires securities for which market quotations are readily available to be valued at current market value.  For a fund's investments in open-end investment companies, the fund's Valuation Policy states that market value is generally the open-end investment company's net asset value per share.  However, the fund's Valuation Policy allows the use of fair value for investments in open-end investment companies as well as other investments if market quotations are not readily available, including if market quotations are deemed unreliable. Item 23 of Form N-1A does not require a detailed description of every provision in the fund's valuation policy. We believe our disclosure clearly summarizes the fund's Valuation Policy; therefore, we respectfully decline to amend this disclosure.

74.	Comment:
Appendix A-Trustees and Officers-Identification and Background of the SAI contains the following disclosure:  "As of January 1, 2012, the Trustees served as board members of 131 funds within the MFS Family of Funds."  Please clarify whether this statement is also true for officers of the Trust and whether all of them are trustees and officers of the same 131 funds.

Response:	We will amend our disclosure as follows:

"Unless otherwise noted, as of January 1, 2012, the Trustees and officers served as board members or officers, respectively, of the 131 funds within the MFS Family of Funds."

75.	Comment:
Appendix D-Portfolio Managers of the SAI contains disclosure regarding the benchmarks against which a portfolio manager's performance is measured.  In the instances where there are more than one benchmark shown for a portfolio manager, please explain the weighting each benchmark is given.

Securities and Exchange Commission
December 7, 2012

Response:
Item 20(b) of Form N-1A requires that if compensation is based solely or in part on performance, a fund must identify any benchmark used to measure performance and state the length of the period over which performance is measured. We believe our disclosure complies with the requirement to identify the benchmarks required by Item 20(b); therefore, we respectfully decline to amend this disclosure.

76.	Comment:
Appendix D-Portfolio Managers of the SAI contains the following disclosure:  "Additional or different benchmarks, including versions of indices, custom indices, and linked indices that include performance of different indices for different portions of the time period may also be used."  Please clarify whether these additional or different indices are currently being used to measure portfolio manager performance, or if they are used in the future, that you will disclose that change.

Response:
The calculation of a portfolio manager's bonus is based on all of the accounts managed by the portfolio manager.  Often, different accounts use different versions of the same benchmark (e.g., a fund that is sold in Europe might use a benchmark that conforms to the diversification requirements required for that fund while a fund sold in the United States might use a different version of that same benchmark without the diversification restraints).  In addition, when a fund changes benchmarks, typically the fund's performance is compared to the old benchmark for periods of time when the old benchmark was in effect and the new benchmark when the new benchmark was in place.  We do not believe that listing all of these versions of indices and older indices is helpful in a shareholder's understanding of the compensation structure for a portfolio manager.  We believe our disclosure complies with the intent of the requirements of Item 20(b) of Form N-1A and is consistent with industry practice; therefore, we respectfully decline to amend this disclosure.

77.	Comment:
In Appendix D-Portfolio Managers of the SAI, in the Other Accounts section, complete the chart by filling in the missing numbers for the number of accounts and total assets managed by each portfolio manager in a manner that is responsive to Item 20(a) of Form N-1A.

Response:	We will complete the chart as requested.

78.	Comment:	In Appendix D-Portfolio Managers of the SAI, in the Potential Conflicts of Interest section, please be specific regarding the potential conflicts of interest for each individual portfolio manager.

Securities and Exchange Commission
December 7, 2012

Response:
Item 20(a)(4) of Form N-1A requires disclosure of any conflict of interest that might arise between the portfolio manager's management of the fund's assets and his or her role with respect to other accounts.  We believe that each of the conflicts disclosed might arise with respect to each portfolio manager; therefore, we respectfully decline to amend this disclosure.

79.	Comment:
In Appendix G-Distribution Plan Payments, please add the address of the new distributor.  In addition, please add disclosure about the new distributor or add a cross reference to the Distribution Plan section of the SAI in which the distributor is described.

Response:
The address of the new distributor is disclosed on the back cover of the SAI.  We do not believe there is a requirement to include the address of the distributor or other information about the distributor or to provide a cross reference to sections containing such information every time the distributor is mentioned. Therefore, we respectfully decline to amend this disclosure.

80.	Comment:
The Asset Segregation section of the Appendix H-Investment Strategies and Risks of the SAI contains the following disclosure:  "…deliverable foreign currency exchange contracts for currencies that are liquid may be treated as the equivalent of "cash-settled" contracts" and "With respect to forward foreign currency exchange contracts and futures contracts that are contractually permitted or required to "cash-settle," the Fund may set aside liquid assets in an amount equal to the Fund's daily marked-to-market (net) obligation rather than the notional value."  The Chief Counsel's Office of the SEC believes that a fund may use marked-to-market asset segregation only if the contract is required to cash settle, not if the contract permits cash settlement or is treated as the equivalent of cash settlement.  Please amend your disclosure accordingly.

Response:
We believe that the asset segregation policies used by the funds as described in the Asset Segregation paragraph in the SAI are reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the Investment Company Act of 1940.  We are not aware of any guidance published by the SEC or its staff prescribing a specific asset coverage approach for forward foreign currency exchange contracts and futures contracts that are permitted to cash settle or liquid deliverable foreign exchange currency contracts.  The SEC recognized in its August 2011 concept release with respect to the use of derivatives by mutual funds (Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011)) that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC staff.  In the absence of formal guidance, we believe it is reasonable to segregate the marked- to-market (net) obligation with respect to forward foreign exchange contracts and futures contracts that are contractually permitted to cash settle and liquid deliverable foreign exchange contracts. Therefore we decline to make any disclosure changes at this time.

Securities and Exchange Commission
December 7, 2012

81.	Comment:
The Asset Segregation section of the Appendix H-Investment Strategies and Risks of the SAI contains the following disclosure:  "The Fund reserves the right to modify its asset segregation policies in the future."  Please add disclosure to reflect the fact that any change in the fund's segregation policies will be consistent with the SEC's asset segregation requirements.

Response:	We are not aware of any legal requirement to include this disclosure; therefore, we respectfully decline to amend this disclosure.

82.	Comment:
The Country Location section of the Appendix H-Investment Strategies and Risks of the SAI contains the following disclosure:  "The issuer of a security or other investments is generally deemed to be economically tied to a particular country if:  (a) the security or other instrument is guaranteed or issued by the government of that country or any of its agencies, authorities or instrumentalities… or (g) the issuer is exposed to the economic fortunes and risks of that country."  Please delete the last sentence beginning with "(g)" as it does not represent definable criteria.

Response:	The requested change will be made.

83.	Comment:
The Emerging Markets section of the Appendix H-Investment Strategies and Risks of the SAI contains the following disclosure:  "Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe."  Please define the reference to Europe and Eastern Europe more specifically, including a reference to a third-party list.

Response:
We are not aware of any legal requirement to include the requested disclosure where a fund's name does not suggest a focus on emerging market securities; therefore, we respectfully decline to amend this disclosure.  Please note that where a fund's name suggests a focus on emerging market securities, a definition is included in the prospectus.

84:	Comment:	In the Leveraging section of the Appendix H-Investment Strategies and Risks of the SAI, please add disclosure regarding the types of transactions that may result in leveraging.

Response:	We will amend our disclosure as follows:

"Leveraging. Certain transactions and investment strategies, including when-issued, delayed-delivery, and forward commitment purchases, mortgage dollar rolls, and some derivatives, can result in leverage. Leverage involves investment exposure in an amount exceeding the initial investment. In transactions involving leverage, a relatively small change in an underlying indicator can lead to significantly larger losses to the Fund. Leverage can cause increased volatility by magnifying gains or losses."

Securities and Exchange Commission
December 7, 2012

85.	Comment:
In Appendix E – Investment Restrictions, the fundamental investment restriction regarding real estate and commodities contains a reference to "to the extent not prohibited by applicable law."  Please provide a brief summary of what is permitted under the applicable law.

Response:
The extent to which the fund may purchase or sell real estate or commodities under applicable law, and the risks associated with those types of transactions, are described in Appendix D – Investment Strategies and Risks of the SAI.

86.	Comment:	To the extent that a fund is invested in affiliated underlying funds, the fund should look-through to the holdings of underlying funds in monitoring its industry concentration.

Response:
We are not aware of any SEC requirement to look-through to affiliated underlying funds when monitoring the fund's industry concentration limit. Our fundamental concentration limit explicitly excludes investment companies.

To address the risk of industry concentration, we will add the following disclosure:

"In accordance with the Fund’s investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying funds."

Part C Comments

87.	Comment:
There are several "forms-of" agreements contained in Item 28 of the Part C to the PEA.  Please include the corresponding executed agreements in the Trust's next PEA or identify any agreements that will not be filed as executed in your response letter and confirm that you will file an executed agreement in the future.

Response:	The executed agreements will be included in the Trust's next PEA.

Securities and Exchange Commission
December 7, 2012

88.	Comment:	Please confirm that the information included in Items 29 through 35 of the Part C to the PEA will be updated to reflect the change in Trustees, adviser, and other service providers.

Response:	Confirmed.

89.	Comment:	Please update Item 30 of the Part C to the PEA to include reference to the undertaking required by Item 510 of Regulation S-K under the Securities Act of 1933.

Response:	Our update to Item 30 of Part C will include the requested disclosure:

"Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable."

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary